UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUPERVISORY COMMITTEE MINUTES No. 272

In the City of Buenos Aires, on August 7, 2015, the undersigned members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) (the “Company”), meet at Del Libertador Avenue 6363, 11th floor, of the City of Buenos Aires. At 8.30 a.m., the legally and statutory required quorum being present, Mr. José Daniel Abelovich, member and president of the Supervisory Committee, calls the meeting to order and deals with the FIRST ITEM of the Agenda: 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2015, NOTES, EXHIBITS AND COMPLEMENTARY DOCUMENTATION. Dr. Abelovich states that as the Supervisory Committee members have been duly provided with the documentation relating to the period under consideration, together with the external auditors’ report, this Committee has examined the report, together with the other documentation, including the supporting documentation of the work performed by said auditors, whose criteria are shared by this Committee. As a result of the analysis performed by the members of the Supervisory Committee, and given the knowledge all its members possess concerning the documentation and the actions taken by the corporate bodies, Dr. Abelovich proposes that all the actions taken be approved. Upon extensive discussion, the motion is unanimously approved.  The President then puts under consideration of those present the SECOND ITEM of the Agenda: 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF. Mr. Abelovich states that it is necessary to issue the Committee’s Report and puts under consideration of those present a draft version of the report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with the provisions of both section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor” or “the Company”), which comprise the condensed interim statement of financial position as of June 30, 2015, the related condensed interim statement of comprehensive income for the six and three-month periods ended June 30, 2015 and the related condensed interim statements of changes in equity and cash flows for the six-month period then ended, as well as the selected explanatory notes.

The amounts and other information relating to fiscal year 2014 and its interim periods, are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements

Directors’ Responsibility

The Company Board of Directors is responsible for the preparation and presentation of the condensed interim financial statements in accordance with the International Financial Reporting Standards, as they were approved by the International Accounting Standards Board, which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting standards and incorporated by the CNV into its regulations. Therefore, the Company Board of Directors is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina by Technical Resolution No. 33 of the FACPCE as it was approved by the International Auditing and Assurance Standards Board. That standard requires that such review include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in the minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their unqualified report on August 7, 2015. A review of interim financial information consists of making inquiries of Company personnel responsible for the preparation of the information included in the condensed interim financial statements, and applying analytical and other review procedures.

This review is substantially less in scope than an audit performed in accordance with international auditing standards; consequently, this review does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the Company’s condensed interim financial position, comprehensive income and cash flows. We have not assessed the corporate management, financing, marketing or production criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in conformity with International Accounting Standard 34.

Emphasis of matter paragraph

We draw the attention to the situation detailed in Note 1 to the condensed interim financial statements in relation to the economic and financial situation of the Company.

Report of compliance with current regulations

As required by current regulations, we report that:

a)   the Company’s condensed interim financial statements have been transcribed to the “Inventory and Balance Sheet” book and, as to matters within our field of competence, comply with the provisions of Law No. 19,550 and the CNV’s applicable resolutions;

b)   the Company’s condensed interim financial statements arise from accounting records, which are kept, in all formal aspects, in conformity with legal regulations and maintain the safety and integrity conditions based on which they were authorized by the CNV;

c)   the provisions of section No. 294 of Law No. 19,550 have been complied with.

City of Buenos Aires, August 7, 2015.

By the Supervisory Committee

José Daniel Abelovich
Member

Immediately afterwards, and upon consideration and discussion, with the unanimous consent of those present, the Supervisory Committee RESOLVES that the report proposed by Mr. Abelovich be approved, subject to the approval of the financial statements herein dealt with by the Board of Directors’ meeting called for today. Furthermore, Dr. Abelovich is authorized to sign the report, as well as all the previously referred to documentation.

There being no further business to discuss, and at the motion of Mr. Abelovich, the meeting is adjourned at 9.00 a.m.

José Daniel Abelovich	Damián Burgio	Walter Pardi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 14, 2015